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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                 OR SECTION 13(e)(1) THE SECURITIES ACT OF 1934

                          INTERNET CAPITAL GROUP, INC.
                       (Name of Subject Company (Issuer))

                          INTERNET CAPITAL GROUP, INC.
                        (Name of Filing Person (Offeror))

                 5 1/2% Convertible Subordinated Notes due 2004
                         (Title of Class of Securities)

                                   46059C AA4
                      (Cusip Number of Class of Securities)

                                   ----------

                              Henry N. Nassau, Esq.
                     Managing Director, General Counsel and
                                    Secretary
                          Internet Capital Group, Inc.
                              435 Devon Park Drive
                                  600 Building
                            Wayne, Pennsylvania 19087
                                 (610) 989-0111
           (Name, Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                    Copy to:

                           Christopher G. Karras, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000
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                            CALCULATION OF FILING FEE

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         Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
             $50,000,000                               $10,000
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*   Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of
    1934. Based upon the maximum amount of cash that might be paid for the 5 1/2% Convertible Subordinated Notes due 2004.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   Not applicable.          Filing party: Not applicable.
Form or Registration No.: Not applicable.          Date Filed:   Not applicable.

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13e-4
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO relates to the offer by
Internet Capital Group, Inc. ("Purchaser"), a Delaware corporation, to purchase up to $200,000,000 aggregate principal amount of Purchaser's outstanding 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") at a price not greater than $250 nor less than $200 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated October 1, 2001 (the "Offer to Purchase") and in the related letter of transmittal (which, with respect to the Notes, as amended or supplemented from time to time, together constitute the "Offer"). The Offer will expire at 12:00 Midnight, New York City time, on October 29, 2001, unless extended. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

         All information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

Item 3.  Identity and Background of Filing Person.

         (a) Purchaser is Internet Capital Group, Inc. The telephone number of Purchaser is (610) 989-0111. The business address of Purchaser is 435 Devon Park Drive, 600 Building, Wayne, Pennsylvania 19087.

Item 4.  Terms of the Transactions.

         (a)(vi) If Notes tendered have not by then been accepted for payment by Purchaser, any tendering holder may withdraw his or her tendered Notes at any time after November 30, 2001.

         (b) Purchaser has been advised that no officer, director or affiliate of Purchaser owns any Notes, and therefore will not tender any Notes in the Offer.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements

         (e) None of Purchaser, or any person controlling Purchaser or, to Purchaser's knowledge, any of their respective directors or executive officers, is a party to any executory contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of Purchaser (including, but not limited to, any executory contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Item 6.  Purpose of the Transaction and Plans or Proposals.

         (c) Except as set forth above or in the Offer to Purchase, Purchaser currently has no plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of Purchaser or the disposition of securities of Purchaser; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Purchaser or any or all of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of Purchaser or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Purchaser; (v) any material change in the present dividend rate or policy, or indebtedness or capitalization of Purchaser; (vi) any other material change in Purchaser's corporate structure or business; (vii) any change in Purchaser's Certificate of Incorporation or By-Laws or any actions which could impede the acquisition of control of Purchaser; (viii) a class of equity security of Purchaser being delisted from a national securities exchange; (ix) a class of equity security of Purchaser becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) the suspension of Purchaser's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

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Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The maximum amount of funds required by Purchaser to purchase the Notes pursuant to the Offer is estimated to be approximately $50,000,000 plus approximately $4,050,000 in accrued interest.

Item 8.  Interest in Securities of the Subject Company.

         (a) Based on Purchaser's records and on information provided to Purchaser by its respective directors, executive officers, associates and subsidiaries, none of Purchaser, or any of its associates or subsidiaries or persons controlling Purchaser or, and, to the best of Purchaser's knowledge, none of the directors or executive officers of Purchaser or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, beneficially owns any Notes.

         (b) Based on Purchaser's and records and information provided to Purchaser by its respective directors or executive officers, associates and subsidiaries, none of Purchaser, or any of its associates or subsidiaries or persons controlling Purchaser, and, to the best of Purchaser's knowledge, none of the directors or executive officers of Purchaser or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Notes during the past 60 days.

Item 12.  Exhibits.

(a)(1)(i)   Offer to Purchase.
(a)(1)(ii)  Letter of Transmittal.
(a)(1)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.
(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vi)  Notice of Guaranteed Delivery.
(a)(5)(i)+  Press Release issued by Internet Capital Group, Inc. on
            September 28, 2001.

+ Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         INTERNET CAPITAL GROUP, INC.

                         By: /s/ Henry N. Nassau
                             ------------------------------------------------
                             Henry N. Nassau
                             Managing Director, General Counsel and Secretary

                         Dated:  October 1, 2001

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                                  EXHIBIT INDEX

Exhibit
Number       Description
------       -----------
(a)(1)(i)    Offer to Purchase.
(a)(1)(ii)   Letter of Transmittal.
(a)(1)(iii)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.
(a)(1)(iv)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.
(a)(1)(v)    Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
(a)(1)(vi)   Notice of Guaranteed Delivery.
(a)(5)(i)+   Press Release issued by Internet Capital Group, Inc. on
             September 28, 2001.

+ Previously filed.